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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                         Cooper & Chyan Technology, Inc.
                       -------------------------------------
                                (Name of Issuer)

                   Common Stock, $0.01 Par Value Per Share
            ------------------------------------------------------
                         (Title of Class of Securities)

                                  211624 10 6
                            ------------------------
                                 (CUSIP Number)

                           R.L. Smith McKeithen, Esq.
                          Cadence Design Systems, Inc.
                                 2655 Seely Road
                                   Building 5
                           San Jose, California 95134
                                  (408) 943-1234
           -----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

             *                     November 2, 1996
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

CUSIP No.   211624 10 6
            -----------

1    NAME OF REPORTING PERSON

     Cadence Design Systems, Inc.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     77-0148231

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a) / /             (b) / /

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     OO

--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) / /

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     State of Delaware
--------------------------------------------------------------------------------
NUMBER OF       7  SOLE VOTING POWER
SHARES             -0-
BENEFICIALLY    8  SHARED VOTING POWER
OWNED BY           4,876,955
EACH            9  SOLE DISPOSITIVE POWER
REPORTING          -0-
PERSON          10 SHARED DISPOSITIVE POWER
                   4,872,300
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
     4,876,955 shares


--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
12                                           [ ]

--------------------------------------------------------------------------------

      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

      37.6%
--------------------------------------------------------------------------------

      TYPE OF REPORTING PERSON
14
       CO
--------------------------------------------------------------------------------

          Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Cadence Design Systems, Inc. that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

ITEM 1.   SECURITY AND ISSUER

     This statement on Schedule 13D relates to the Common Stock, $0.01 par value per share (the "CCT Common Stock"), of Cooper & Chyan Technology, Inc., a
Delaware corporation ("CCT").   The principal executive offices of CCT are
located at 1601 De Anza Boulevard, Cupertino, California 95014.

ITEM 2.   IDENTITY AND BACKGROUND

     (a) The name of the person filing this statement is Cadence Design Systems, Inc., a Delaware corporation ("Cadence"). Cadence develops, markets and supports electronic design automation software tools that automate, enhance and accelerate the design and verification of integrated circuits and electronic systems.

     (b) The address of the principal office and principal business of Cadence is 2655 Seely Road, Building 5, San Jose, California 95134.

     (c) Set forth in Schedule I to this Schedule 13D is the name and present principal occupation or employment of each of Cadence's executive officers and directors and the name, principal business and address of any corporation or other organization in which such employment is conducted.

     (d) During the past five years, neither Cadence nor, to Cadence's knowledge, any person named in Schedule I to this Schedule 13D, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, neither Cadence nor, to Cadence's knowledge, any person named in Schedule I to this Schedule 13D, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

     (f)  All of the directors and executive officers of Cadence named in
Schedule I to this Scheduled 13D are citizens of the United States except for Dr. Sangiovanni-Vincentelli, who is a citizen of Italy.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     To facilitate the consummation of the Merger (as defined in Item 4 below), certain stockholders of CCT have entered into Voting Agreements and Option Agreements with Cadence as described in Item 4. Payment of the exercise price by Cadence under the Option Agreements is described in
Section 1 thereof.

ITEM 4.   PURPOSE OF TRANSACTION

     (a) - (b) Pursuant to the Agreement and Plan of Merger and Reorganization dated as of October 28, 1996 (the "Reorganization Agreement"), among CCT, Wyoming Acquisition Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Cadence ("Merger Sub",) and Cadence, and subject to the conditions set forth therein (including regulatory approval and the approval of the stockholders of CCT), Merger Sub will be merged with and into CCT (the "Merger") and CCT will become a wholly-owned subsidiary of Cadence. Each share of CCT Common Stock shall be converted into the right to receive
0.85 shares of Cadence's Common Stock, $.01 par value per share ("Cadence Common Stock"). In addition, Cadence will assume (or issue substitute replacement options with respect to) outstanding options exercisable for CCT Common Stock on the terms set forth in Section 5.4 of the Reorganization Agreement.

     The consummation of the Merger is subject to the satisfaction or waiver of closing conditions for the benefit of Cadence and closing conditions for the benefit of CCT, as set forth in Sections 6 and 7 of the Reorganization Agreement.

     If the Merger is not consummated and the Reorganization Agreement is terminated pursuant to Section 8.1(d) or (e) thereof, then (i) CCT shall pay to Cadence a fee of $5,000,000 pursuant to Section 8.3(b)(i) of the Reorganization Agreement and (ii) if an "Acquisition Transaction" (as defined in the Reorganization Agreement) involving CCT is consummated within one year of such termination of the Reorganization Agreement, then CCT shall pay to Cadence an additional fee of up to $10,000,000 pursuant to Section 8.3(b)(ii) of the Reorganization Agreement. Cadence may be required to pay to CCT a fee of $10,000,000 pursuant to Section 8.3(e) of the Reorganization Agreement if the Reorganization Agreement is terminated following Cadence's failure to issue sufficient shares of Cadence Common Stock to permit the Merger to be accounted for as a "pooling of interests," and if certain other requirements, specified in
Section 8.1(h) of the Reorganization Agreement, are satisfied.

     The foregoing summary of the Merger is qualified in its entirety by reference to the copy of the Reorganization Agreement included as Exhibit 99.1 to this Schedule 13D and incorporated herein in its entirety by reference.

     As an inducement to Cadence to enter into the Reorganization Agreement, each of John F. Cooper, David Chyan, John R. Harding, Robert D. Selvi and William J. Portelli (individually, a "Voting Agreement Stockholder" and, collectively, the "Voting Agreement Stockholders") has entered into a Voting Agreement dated as of October 28, 1996 (individually, a "Voting Agreement" and, collectively, the "Voting Agreements") with Cadence. To Cadence's knowledge, the number of shares of CCT Common Stock beneficially owned by each of the Voting Agreement Stockholders is set forth on Schedule II to this
Schedule 13D. Pursuant to Section 2.1 of the Voting Agreements, the Voting Agreement Stockholders have agreed to vote the shares of CCT Common Stock owned by them: (i) in favor of the Merger, the execution and delivery by CCT of the Reorganization Agreement and the adoption and approval of the terms thereof, and in favor of each of the other actions contemplated by the Reorganization Agreement and any action required in furtherance hereof and thereof; (ii) against any action or agreement that would result in a breach of any representation, warranty, covenant or obligation of CCT in the Reorganization Agreement; and (iii) against the following actions (other than the Merger and the transactions contemplated by the Reorganization Agreement): (A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving CCT or any subsidiary of CCT; (B) any sale, lease or transfer of a material amount of assets of CCT or any subsidiary of CCT (other than in the ordinary course of business); (C) any reorganization, recapitalization, dissolution or liquidation of CCT or any subsidiary of CCT;
(D) any change in a majority of the board of directors of CCT; (E) any amendment to CCT's certificate of incorporation; (F) any material change in the capitalization of CCT or CCT's corporate structure; or (G) any other action which is intended, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the other transactions contemplated by the Reorganization Agreement or the Voting Agreements.

     Pursuant to Section 2.2 of the Voting Agreements, the Voting Agreement Stockholders have also agreed to vote their CCT Common Stock against an acquisition of CCT by a person other than Cadence after termination of the Reorganization Agreement, under certain circumstances.

     The Voting Agreement Stockholders have also executed and delivered to Cadence irrevocable proxies granting Cadence the authority to vote the shares of CCT Common Stock owned by the Voting Agreement Stockholders with respect to
the matters described above.   Cadence did not pay any additional consideration
to any Voting Agreement Stockholder in connection with the execution and delivery of his Voting Agreement or his irrevocable proxy. The Voting Agreement Stockholders retain the right to vote their CCT Common Stock in their discretion with respect to matters other than those identified in the Voting Agreements. The foregoing summary of the Voting Agreements is qualified in its entirety by reference to the form of Voting Agreement included as Exhibit 99.2 to this
Schedule 13D and incorporated herein in its entirety by reference.

     Also in connection with the Reorganization Agreement, each of the Voting Agreement Stockholders and the remaining directors of CCT (each an "Affiliate") entered into an Affiliate Agreement with Cadence, dated as of October 28, 1996 (individually, an "Affiliate Agreement" and, collectively, the "Affiliate Agreements"). Pursuant to Section 3(a) thereof, each Affiliate has agreed that, during the period from the date 30 days prior to the date of consummation of the Merger through the date on which financial results covering at least 30 days of post-Merger combined operations of Cadence and CCT have been published by Cadence (within the meaning of the applicable "pooling of interests" accounting requirements): (i) such Affiliate shall not sell, transfer or otherwise dispose of, or reduce such Affiliate's interest in or risk relating to, (A) any capital stock of CCT (including any additional shares of capital stock of CCT acquired by such Affiliate, whether upon exercise of a stock option or otherwise), except pursuant to and upon consummation of the Merger, or (B) any option or other right to purchase any shares of capital stock of CCT, except pursuant to and upon consummation of the Merger; and (ii) such Affiliate shall not sell, transfer or otherwise dispose of, or reduce such Affiliate's interest in or risk relating to, (A) any shares of capital stock of Cadence (including without limitation any additional shares of capital stock of Cadence acquired by such Affiliate, whether upon exercise of a stock option or otherwise), or
(B) any option or other right to purchase any shares of capital stock of Cadence. Each Affiliate has also agreed, pursuant to Section 3 of the Affiliate Agreement, not to transfer any Cadence Common Stock received in the Merger, except as set forth in the Affiliate Agreement. The foregoing summary of the Affiliate Agreements is qualified in its entirety by reference to the form of Affiliate Agreement included as Exhibit 99.5 to this Schedule 13D and incorporated herein in its entirety by reference.

     In addition, in connection with the Reorganization Agreement, John F. Cooper, a founder, director and stockholder of CCT and its Chief Technical Officer, and David Chyan, a founder, director and stockholder of CCT and its Executive Vice President, Product Development, have each entered into an Option Agreement dated as of November 2, 1996 (individually, an "Option Agreement" and, collectively, the "Option

Agreements") with Cadence, pursuant to which Cadence can purchase any or all of such person's CCT Common Stock if the Reorganization Agreement is terminated under those circumstances specified in Section 1.2 of the Option Agreements. As of November 2, 1996, to Cadence's knowledge, John F. Cooper beneficially owned 2,354,356 shares and David Chyan beneficially owned 2,517,944 shares of CCT Common Stock. The foregoing summary of the Option Agreements is qualified in its entirety by reference to the copies of the Option Agreements included as Exhibits 99.3 to 99.4 to this Schedule 13D and incorporated herein in their entirety by reference.

     (c)  Not applicable.

     (d) If the Merger is consummated, CCT will become a wholly-owned subsidiary of Cadence and Cadence will subsequently determine the size and membership of the Board of Directors of CCT and the officers of CCT.

     (e) None, other than a change in the number of outstanding shares of CCT Common Stock as contemplated by the Reorganization Agreement.

     (f) Upon consummation of the Merger, CCT will become a wholly-owned subsidiary of Cadence.

     (g) Upon consummation of the Merger, the Certificate of Incorporation of CCT will be amended and restated in a form satisfactory to Cadence.

     (h) Upon consummation of the Merger, the CCT Common Stock will cease to be quoted on any quotation system or exchange.

     (i) Upon consummation of the Merger, the CCT Common Stock will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

     (j) Other than as described above, Cadence currently has no plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a) - (i) of this Schedule 13D (although Cadence reserves the right to develop such plans).

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     (a) - (b) As a result of the Voting Agreements, Cadence has shared power to vote an aggregate of 4,876,955 shares of CCT Common Stock for the limited purposes described in Item 4 above. Such shares constitute approximately 37.6% of the issued and outstanding shares of CCT Common Stock as of October 28, 1996.

     Cadence has the right to acquire up to 4,872,300 shares of CCT Common Stock pursuant to the Option Agreements under the circumstances specified therein. If so acquired, such shares would constitute approximately 37.5% of the issued and outstanding, shares of the CCT Common Stock as of October 28, 1996.

     To Cadence's knowledge, no shares of CCT Common Stock are beneficially owned by any of the persons named in Schedule I, except for such beneficial ownership, if any, arising solely from the Voting Agreements or Option Agreements.

     Set forth in Schedule III to this Schedule 13D is the name and present principal occupation or employment of each person with whom Cadence shares the power to vote or to direct the vote or to dispose or direct the disposition of CCT Common Stock.

     During the past five years, to Cadence's knowledge, no person named in
Schedule III to this Schedule 13D, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     During the past five years, to Cadence's knowledge, no person named in
Schedule III to this Schedule 13D was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

     To Cadence's knowledge, all persons named in Schedule III to this Schedule 13D are citizens of the United States.

     (c)  Neither Cadence, nor, to Cadence's knowledge, any person named in
Schedule I, has effected any transaction in CCT Common Stock during the past 60 days, except as disclosed herein.

     (d)  Not applicable.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Other than as described in Item 4 above, to Cadence's knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of CCT, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS
--------------------------------------------------------------------------------
EXHIBIT NO.        DESCRIPTION
--------------------------------------------------------------------------------
99.1               Agreement and Plan of Merger and Reorganization dated
                   as of October 28, 1996, by and among Cadence Design
                   Systems, Inc., a Delaware corporation, Wyoming
                   Acquisition Sub, Inc., a Delaware corporation, and
                   Cooper & Chyan Technology, Inc., a Delaware
                   corporation
--------------------------------------------------------------------------------
99.2               Form of Voting Agreement dated as of October 28, 1996,
                   by and between Cadence Design Systems, Inc., a
                   Delaware corporation, and each of John F. Cooper,
                   David Chyan, John R. Harding, Robert D. Selvi and
                   William J. Portelli
--------------------------------------------------------------------------------
99.3               Option Agreement dated as of November 2, 1996, by and
                   between Cadence Design Systems, Inc., a Delaware
                   corporation, and John F. Cooper
--------------------------------------------------------------------------------
99.4               Option Agreement dated as of November 2, 1996, by and
                   between Cadence Design Systems, Inc., a Delaware
                   corporation, and David Chyan
--------------------------------------------------------------------------------
99.5               Form of Affiliate Agreement dated as of October 28,
                   1996, by and between Cadence Design Systems, Inc., a
                   Delaware corporation, and each John F. Cooper, David
                   Chyan, John R. Harding, Robert D. Selvi,  William J.
                   Portelli, Mary I. Cooper, James R. Feiberger and
                   Yoshikazu Hori
--------------------------------------------------------------------------------

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  November 7, 1996                      CADENCE DESIGN SYSTEMS, INC.


                                             By: /s/ R.L. Smith McKeithen
                                             -------------------------------
                                              R.L. Smith McKeithen
                                              Vice President and General Counsel

                                   SCHEDULE I

               EXECUTIVE OFFICERS AND EMPLOYEE DIRECTOR OF CADENCE

NAME                  PRINCIPAL OCCUPATION OR EMPLOYMENT
--------------------------------------------------------------------------------
Joseph B. Costello    President, Chief Executive Officer and Director
--------------------------------------------------------------------------------
H. Raymond Bingham    Executive Vice President and Chief Financial Officer
--------------------------------------------------------------------------------
M. Robert Leach       Senior Vice President, Spectrum Services
--------------------------------------------------------------------------------
John F. Olsen         Senior Vice President, Worldwide Sales
--------------------------------------------------------------------------------
Anthony Zingale       Senior Vice President, Worldwide Marketing
--------------------------------------------------------------------------------
Shane Robison         Senior Vice President, Engineering
--------------------------------------------------------------------------------
K.C. Murphy           Senior Vice President, Corporate Strategy
--------------------------------------------------------------------------------
Darrel A. Mank        Senior Vice President, Design Services
--------------------------------------------------------------------------------
Timothy Q. Unger      Senior Vice President, Human Resources
--------------------------------------------------------------------------------
R.L. Smith McKeithen  Vice President, General Counsel and Secretary
--------------------------------------------------------------------------------
All individuals named in the above table are employed at Cadence Design Systems, Inc., 2655 Seely Road, Building 5, San Jose, California 95134

                        NON-EMPLOYEE DIRECTORS OF CADENCE

--------------------------------------------------------------------------------
NAME                  PRINCIPAL OCCUPATION    NAME AND ADDRESS OF CORPORATION OR
                          OR EMPLOYMENT       OTHER ORGANIZATION IN WHICH
                                              EMPLOYED
--------------------------------------------------------------------------------
Carol Bartz        Chairman and               Autodesk, Inc.
                   Chief Executive Officer    111 McInnis Parkway
                                              San Rafael, California 94903
--------------------------------------------------------------------------------
Henry E. Johnston  Private Investor           c/o Cadence Design Systems, Inc.
                                              2655 Seely Road
                                              Building 5
                                              San Jose, California 95134
--------------------------------------------------------------------------------
Donald L. Lucas    Private Venture Capital    Sand Hill Financial
                   Investor                   3000 Sand Hill Road; Bldg 3
                                              Suite 210
                                              Menlo Park, California 94025
--------------------------------------------------------------------------------
Dr. Leonard Y. W.  Chief Executive Officer    Walker Interactive Systems, Inc.
Liu                and President              Marathon Plaza Three North
                                              303 Second Street
                                              San Francisco, California 94107
--------------------------------------------------------------------------------
Dr. Alberto        Professor of Electrical    University of California
Sagiovanni-        Engineering and Computer   Berkeley, California 94720
Vincentelli        Sciences
--------------------------------------------------------------------------------
George M. Scalise  Senior Vice President of   Apple Computer Inc.
                   Planning and Development   1 Infinite Loop
                   and Chief Administrative   Cupertino, California 95014
                   Officer
--------------------------------------------------------------------------------
Dr. John B. Shoven Dean of Humanities         Stanford University
                   and Sciences               Stanford, California 94305
--------------------------------------------------------------------------------
James E. Solomon   President and              XULU Entertainment, Inc.
                   Chief Executive Officer    653 River Oaks Parkway
                                              San Jose, California 95134
--------------------------------------------------------------------------------

                                   SCHEDULE II
--------------------------------------------------------------------------------
VOTING AGREEMENT     NUMBER OF SHARES OF CCT        PERCENTAGE OF OUTSTANDING
STOCKHOLDER         COMMON STOCK BENEFICIALLY        SHARES OF CCT COMMON
                             OWNED                STOCK AS OF OCTOBER 28, 1996
--------------------------------------------------------------------------------
John F. Cooper      2,354,356                              18.13%
                    (includes 55,000 shares
                    held of record by Mary
                    Cooper)
--------------------------------------------------------------------------------
David Chyan         2,517,944                              19.39%
                    (includes 80,253 shares
                    held of record by Janet
                    Chyan)
--------------------------------------------------------------------------------
John R. Harding     1,642                                   0.01%
--------------------------------------------------------------------------------
Robert D. Selvi     1,339                                   0.01%
--------------------------------------------------------------------------------
William J. Portelli 1,674                                   0.01%
--------------------------------------------------------------------------------

                                  SCHEDULE III


--------------------------------------------------------------------------------
NAME                       PRINCIPAL OCCUPATION OR EMPLOYMENT
--------------------------------------------------------------------------------
John F. Cooper       Chairman of the Board and Chief Technical Officer
--------------------------------------------------------------------------------
David Chyan          Executive Vice President, Product Development and Director
--------------------------------------------------------------------------------
John R. Harding      President, Chief Executive Officer and Director
--------------------------------------------------------------------------------
Robert D. Selvi      Vice President and Chief Financial Officer
--------------------------------------------------------------------------------
William J. Portelli  Vice President, Sales and Marketing
--------------------------------------------------------------------------------

All individuals named in the above table are employed at Cooper & Chyan Technology, Inc., 1601 South De Anza Boulevard, Cupertino, California 95014.

                                  EXHIBIT INDEX

--------------------------------------------------------------------------------
EXHIBIT     DESCRIPTION                                       SEQUENTIALLY
NO.                                                              NUMBERED
                                                                   PAGE
--------------------------------------------------------------------------------
99.1   Agreement and Plan of Merger and Reorganization
       dated as of October 28, 1996, by and among Cadence
       Design Systems, Inc., a Delaware corporation,
       Wyoming Acquisition Sub, Inc., a Delaware
       corporation, and Cooper & Chyan Technology, Inc., a
       Delaware corporation
--------------------------------------------------------------------------------
99.2   Form of Voting Agreement dated as of October 28,
       1996, by and between Cadence Design Systems, Inc.,
       a Delaware corporation, and each of John F. Cooper,
       David Chyan, John R. Harding, Robert D. Selvi and
       William J. Portelli
--------------------------------------------------------------------------------
99.3   Option Agreement dated as of November 2, 1996, by
       and between Cadence Design Systems, Inc., a
       Delaware corporation, and John F. Cooper
--------------------------------------------------------------------------------
99.4   Option Agreement dated as of November 2, 1996, by
       and between Cadence Design Systems, Inc., a
       Delaware corporation, and David Chyan
--------------------------------------------------------------------------------
99.5   Form of Affiliate Agreement dated as of October 28,
       1996, by and between Cadence Design Systems, Inc.,
       a Delaware corporation, and each John F. Cooper,
       David Chyan, John R. Harding, Robert D. Selvi,
       William J. Portelli, Mary I. Cooper, James R.
       Feiberger and Yoshikazu Hori
--------------------------------------------------------------------------------